FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
15d-16 of the Securities Exchange Act of 1934

For the month of June 2003

GEMPLUS INTERNATIONAL S.A.
(Exact name of registrant as specified in its charter)

GEMPLUS INTERNATIONAL S.A.
(Translation of registrant’s name in English)

Aerogolf Center
1 Hohenhof
L-2633 Senningerberg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	[X]	Form 40-F	[ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes	[ ]	No	[X]

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEMPLUS INTERNATIONAL S.A.

Date: June 23, 2003

By:

Name: Stephen Juge Title: Executive Vice President and General Counsel

China Unicom Orders Over Ten Million SIM Cards From Gemplus

Gemplus reinforces its market share in the important Chinese market

Luxembourg, June 23, 2003, Gemplus International S.A. (Paris Euronext: Euroclear 5768 and NASDAQ: GEMP), the world’s leading provider of smart card solutions, announces its selection by China Unicom as a supplier of more than 10 million SIMi cards for the second half of 2003. With a series of recent orders, including most recently one for 6.5 million cards, Gemplus reinforces its share in the very dynamic Chinese market.

“This is a great achievement for our local teams, and we expect more to come as Gemplus is well positioned to support China Unicom’s upcoming campaigns in both GSMii and CDMAiii prepaid markets,” said Philip SHIH, President of Gemplus Greater China.

“Gemplus continues to prove itself to be a valued partner for supporting both our ambitious technological challenges while offering significant industrial support. The capacity of its Tianjin operation to supply us with instant mass deliveries was a critical element in our choice of Gemplus as one of our main suppliers,” added YU Yingtao, Vice General Manager of Marketing and Sales in China Unicom.

As the only company completely dedicated to smart cards and related solutions with a truly global reach, Gemplus has worked closely with China Unicom since it offered the first GSM SIM cards to their subscribers in 1995. Gemplus has played a fundamental role in the development and deployment of UIMiv cards in China Unicom’s CDMA networkv, which is the first smart card-based CDMA network in the world.

About China Unicom

China Unicom was established in July 1994 and listed on the Hong Kong and New York stock markets in June 2000. China Unicom is China’s second largest mobile communication operator providing a full range of telecom services such as domestic and international long-distance call service, mobile phone and data/IP network communications. Presently it has over 100 branches and several subsidiaries in the country’s 30 provinces, autonomous regions and municipalities directly under the central government. With nearly 50 million users, China Unicom is now the only fully licensed service provider in the country.

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About Gemplus

Gemplus (Paris Euronext: Euroclear 5768 and NASDAQ: GEMP) is the world’s number one provider of smart card solutions.

Gemplus helps its clients offer an exceptional range of portable, personalized solutions that bring security and convenience to people’s lives. These include mobile data services, inter-operable banking, identity, WLAN, m-commerce and a wealth of other applications. Gemplus is the only completely dedicated, truly global player in the Smart Card industry, with the largest R&D team, unrivalled experience, and an outstanding track record of technological innovation. In 2002, Gemplus was the worldwide smart card leader in both revenue and total smart card shipments (source: Gartner-Dataquest). Gemplus was also awarded Frost & Sullivan’s 2002 Market Value Leadership Award for its exceptional performance.

Gemplus’ revenue in 2002 was 787 million Euros.

www.gemplus.com

www.gemplus.com.cn

©2003 Gemplus. All rights reserved. Gemplus and the Gemplus logo are trademarks and service marks of Gemplus and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.

For more information, please contact:

Duan Yan	Jane Strachey

Gemplus Great China	Gemplus Telecom Business Unit

Tel: +8610 6410 8001 ext.220	Tel: +33 (0) 6 76 49 35 93

yan.duan@gemplus.com	jane.strachey@gemplus.com

Some of the statements contained in this release constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Actual events or results may differ materially. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this release include, but are not limited to: trends in wireless communication and mobile commerce markets; our ability to develop new technology, and the effects of competing technologies developed and expected intense competition generally in our main markets; profitability of our expansion strategy; challenges to or loss of our intellectual property rights; our ability to establish and maintain strategic relationships in our major businesses; our ability to develop and take advantage of new software and services; and the effect of future acquisitions and investments on our share price. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this release speak only as of this release. We are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results.

Note to Editors:

i	SIM — Subscriber Identity Module

ii	GSM — Global System for Mobile Communications

iii	CDMA — Code Division Multiple Access

iv	UIM — User Identity Module; SIM cards for CDMA network

v	See related press release: “Gemplus selected as a key supplier for China Unicom Horizon’s CDMA network’’ http://www.gemplus.com/companyinfo/press/2002/telecom/china_unicom.html

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